Item 77D - DWS Money Market Series (a Series of
DWS Money Market Trust)

DWS Money Market Series (the "Fund") became a feeder fund of Cash Management Portfolio (the "Master
Portfolio") effective July 30, 2007. As a feeder fund, the Fund no longer invests directly in securities but invests all or substantially all of its assets in the Master Portfolio, which has the same goal as the Fund. In connection with this change, the Board of Directors of the Fund approved a change in the Fund's goal from "to seek a high level of current income consistent with liquidity and the preservation of capital by investing in high quality short-term securities, as well as certain repurchase agreements" to "to seek a high level of current income consistent with liquidity and the preservation of capital".


K:\Electronic Working Files\NSAR\2007\12-31-07\DWS Money
Market Trust (annual)\03-Exhibits\Item 77D.doc